UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 1, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Intercept Pharmaceuticals, Inc.
File Nos. 333-183706 and 1-35668

CF#36767

Intercept Pharmaceuticals, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form S-1 filed on September 4, 2012, as amended; Form 8-K filed on February 22, 2013 and Form 8-K/A filed on January 2, 2014.

Based on representations by Intercept Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.11.1	S-1	September 4, 2012	through September 14, 2021
10.11.2	S-1	September 4, 2012	through September 14, 2021
10.14.1	S-1	September 4, 2012	through September 14, 2021
10.14.2	S-1	September 4, 2012	through September 14, 2021
10.16.1	S-1	September 4, 2012	through September 14, 2021
10.16.2	S-1	September 4, 2012	through September 14, 2021
10.1	8-K	February 22, 2013	through September 14, 2021
10.2	8-K	February 22, 2013	through September 14, 2021
10.3	8-K	February 22, 2013	through September 14, 2021
10.1	8-K/A	January 2, 2014	through September 14, 2021
10.2	8-K/A	January 2, 2014	through September 14, 2021
10.3	8-K/A	January 2, 2014	through September 14, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary